

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 19, 2014

Via E-mail
Tim Moore
President, Chief Financial Officer
LodgeCap, Inc.
190 E. Stacy Road, Suite 1720
Allen, TX 75002

> **Re: LodgeCap, Inc., f/k/a Medical Hospitality Group, Inc.**
> **Form 10-K for fiscal year ended December 31, 2013**
> **Filed March 28, 2014**
> **File No. 333-174533**

Dear Mr. Moore:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2013

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

1.   Please amend to have your auditors revise their opinion to include their signature; refer to Rule 2-02(a) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3693 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Eric McPhee

Eric McPhee
Staff Accountant